                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                                (Amendment No. )


                           Healthcare Recoveries Inc.
                                (Name of Issuer)

                                     Common
                         (Title of Class of Securities)

                                   42220K101
                                 (CUSIP Number)



                               December 31, 1999
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         (x)    Rule 13d-1(b)

         ( )    Rule 13d (c)

         ( )    Rule 13d-1(d)

CUSIP No.  42220K101                                                 Page 2 of 7

(1)      Names of Reporting Persons SS or IRS Identification Nos. of Above
         Persons

         a.   Wachovia Corporation                                    56-1473727
         b.   Wachovia Bank, National Association                     56-0927594

(2)      Check the Appropriate Box if a Member of a Group (see Instructions)

         a.   (  )
         b.   (  )

(3)      SEC USE ONLY

(4)      Citizenship or Place of Organization

         a.    Wachovia Corporation                        North Carolina
         b.    Wachovia Bank, National Association         United States


Number of shares    (5)  Sole Voting Power                               615,000
Beneficially
Owned by Each       (6)  Shared Voting Power                                   0
Reporting Person
With                (7)  Sole Dispositive Power                          615,000

                    (8)  Shared Dispositive Power                              0

(9)   Aggregate amount Beneficially Owned by Each
      Reporting Person                                                   615,000

(10)  Check if Aggregate Amount in Row 9 Excludes
      Certain Shares (see Instructions)                             (  )

(11)  Percent of Class Represented by Amount in Row 9               5.49%

(12)  Type of Reporting Persons (see Instructions)

      a.     Wachovia Corporation                                   HC
      b.     Wachovia Bank, National Association                    BK

CUSIP No.  42220K101                                                 Page 3 of 7

ITEM 1 (a)        NAME OF ISSUER:

                  Healthcare Recoveries, Inc.

ITEM 1 (b)        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  1400 Watterson Tower
                  Louisville, KY  40218

ITEM 2 (a)        NAME OF PERSONS FILING:

                  Wachovia Corporation; and Wachovia Bank, National Association

ITEM 2 (b)        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  Wachovia Corporation
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

                  Wachovia Bank, National Association
                  100 North Main Street
                  Winston-Salem, North Carolina 27104

ITEM 2 (c)        CITIZENSHIP:

                  Wachovia Corporation                        North Carolina
                  Wachovia Bank, National Association         United States

ITEM 2 (d)        TITLE OF CLASS OF SECURITIES:

                  Common

ITEM 2 (e)        CUSIP NUMBER:

                  42220K101

CUSIP No.  42220K101                                                 Page 4 of 7

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-3(B) CHECK WHETHER THE PERSON FILING IS A:

          (a) ( )  Broker or Dealer registered under Section 15 of the Act,

          (b) (X)  Bank as defined in Section 3(a)(6) of the Act,

          (c) ( )  Insurance Company as defined in Section 3(a)(19) of the
                   Act,

          (d) ( ) Investment Company registered under Section 8 of the Investment Company Act,

          (e) ( ) Investment Advisor registered under Section 203 of the Investment Advisor Act of 1940,

          (f) ( ) Employee Benefit Plan Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund.

          (g) (x)  Parent holding Company, in accordance with 240.13d-1 (b) (ii)
                   (G), (Wachovia Corporation)

          (h) ( )  Group, in accordance with Rule 13d-1 (b) (1) (ii) (H)

ITEM 4    OWNERSHIP:

          The following information is as of December 31, 1999:

          (a) Amount Beneficially Owned:                                615,000

          (b) Percent of Class:                                            5.49%

          (c) Number of Shares as to which such person has:

              (i)    Sole power to vote or to direct the vote           615,000
              (ii)   Shared power to vote or to direct the vote               0
              (iii)  Sole power to dispose or to direct the
                     disposition of                                     615,000
              (iv)   Shared power to dispose or to direct the
                     disposition of                                           0

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

                 N/A

ITEM 6    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
          PERSON:

                 N/A

CUSIP No.  42220K101                                                 Page 5 of 7

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

        Included are the following subsidiaries of Wachovia Corporation - HC:

        Wachovia Bank, National Association - BK (wholly owned subsidiary of Wachovia Corporation)

ITEM 8  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

           N/A

ITEM 9  NOTICE OF DISSOLUTION OF GROUP.

           N/A

CUSIP No.  42220K101                                                 Page 6 of 7

ITEM 10      CERTIFICATION:

                      By signing below, I certify that, to the best of my
             knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 10, 2000

For:     WACHOVIA CORPORATION


         By:  /s/ William M. Watson, Jr.
            -----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary



For:     WACHOVIA BANK, NATIONAL ASSOCIATION


         By:  /s/  William M. Watson, Jr.
            -----------------------------------------------
              William M. Watson, Jr.
              Senior Vice President, Counsel and Secretary

                       SEE AGREEMENT ATTACHED AS EXHIBIT A

CUSIP No.  42220K101                                                 Page 7 of 7

                                    EXHIBIT A


                                    AGREEMENT

                                February 10, 2000

         The understanding hereby agree to file a joint statement on Schedule 13G under the securities Exchange Act of 1934, as amended (the "Act") in connection with their beneficial ownership of common stock issued by Wachovia Corporation.

         Each of the undersigned states that it is entitled to individually use
Schedule 13G pursuant to Rule 13d-1 (c) of the Act.

         Each of the undersigned is responsible for the timely filling of the statement and any amendments thereto, and for the completeness of the statement and any amendments thereto, and for the completeness and accuracy of the information concerning each of them contained therein but none is responsible for the completeness of accuracy of the information concerning the others.

         This agreement applies to any amendments to Schedule 13G.


Wachovia Corporation


/s/ William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary

Wachovia Bank, National Association


/s/  William M. Watson, Jr.
--------------------------------------------
William M. Watson, Jr.
Senior Vice President, Counsel and Secretary